UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

BIODEL INC.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

09064M204

(CUSIP Number)

April 15, 2014

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

 * The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09064M204	13G/A	Page 2 of 9 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Rosalind Advisors, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION ONTARIO, CANADA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 2,883,313
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 2,883,313

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,883,313
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.6%[1]
12.	TYPE OF REPORTING PERSON (see instructions) CO

1 This percentage is calculated based upon 62,120,322 shares of the Issuer’s common stock outstanding as of April 20, 2015.

CUSIP No. 09064M204	13G/A	Page 3 of 9 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Steven Salamon
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION ONTARIO, CANADA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 2,883,313
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 2,883,313

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,883,313
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.6%[2]
12.	TYPE OF REPORTING PERSON (see instructions) IN

2 This percentage is calculated based upon 62,120,322 shares of the Issuer's common stock outstanding as of April 20, 2015.

CUSIP No. 09064M204	13G/A	Page 4 of 9 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Rosalind Master Fund L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,064,106
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,064,106

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,064,106
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.7%[3]
12.	TYPE OF REPORTING PERSON (see instructions) PN

3 This percentage is calculated based upon 62,120,322 shares of the Issuer's common stock outstanding as of April 20, 2015.

CUSIP No. 09064M204	13G/A	Page 5 of 9 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Rosalind Capital Partners L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION ONTARIO, CANADA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,819,207
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,819,207

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,819,207
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.9%[4]
12.	TYPE OF REPORTING PERSON (see instructions) PN

4 This percentage is calculated based upon 62,120,322 shares of the Issuer's common stock outstanding as of April 20, 2015.

CUSIP No. 09064M204	13G/A	Page 6 of 9 Pages

Item 1.

(a)	Name of Issuer: BIODEL INC.

(b)	Address of Issuer’s Principal Executive Offices 100 Saw Mill Road Danbury, Connecticut 06810 United States

Item 2.

(a)

Name of Person Filing

Rosalind Advisors, Inc. (“Advisor” to RCP & RMF)

Rosalind Master Fund L.P. (“RMF”)

Rosalind Capital Partners L.P. (“RCP”)

Steven Salamon (“President”)

Steven Salamon is the portfolio manager of the Advisor which advises RCP & RMF.

(b)

Address of the Principal Office or, if none, residence
Rosalind Advisors, Inc.

175 Bloor Street East

Suite 807, South Tower

Toronto, Ontario

M4W 3R8 Canada

Rosalind Master Fund L.P.

P.O. Box 309

Ugland House, Grand Cayman

KY1-1104, Cayman Islands

Rosalind Capital Partners L.P.

175 Bloor Street East

Suite 807, South Tower

Toronto, Ontario

M4W 3R8 Canada

Steven Salamon

175 Bloor Street East

Suite 807, South Tower

Toronto, Ontario

M4W 3R8 Canada

(c)	Citizenship Rosalind Advisors, Inc.: Ontario, Canada Rosalind Master Fund L.P.: Cayman Islands Rosalind Capital Partners L.P.: Ontario, Canada Steven Salamon: Ontario, Canada

(d)	Title of Class of Securities Common Stock

(e)	CUSIP Number 09064M204

CUSIP No. 09064M204	13G/A	Page 7 of 9 Pages

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.  Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)

Amount beneficially owned:

Rosalind Master Fund L.P. is the record owner of 946,148 shares, options to acquire 70,100 shares of common stock and warrants to acquire 47,858 shares of common stock.

Rosalind Capital Partners L.P. is the record owner of 1,627,099 shares, options to acquire 134,100 shares of common stock and warrants to acquire 58,008 shares of common stock

Rosalind Advisors, Inc. is the investment advisor to RCP and RMF and may be deemed to be the beneficial owner of shares held by RCP and RMF. Steven Salamon is the portfolio manager of the Advisor and may be deemed to be the beneficial owner of shares held by RCP and RMF. Notwithstanding the foregoing, the Advisor and Mr. Salamon disclaim beneficial ownership of the shares.

(b)	Percent of class: Rosalind Advisors, Inc. – 4.6% Rosalind Master Fund L.P. – 1.7% Rosalind Capital Partners L.P. – 2.9% Steven Salamon – 4.6%

CUSIP No. 09064M204	13G/A	Page 8 of 9 Pages

(c)	Number of shares as to which the person has:
	(ii)	Shared power to vote or to direct the vote Rosalind Advisors, Inc. – 2,883,313 Rosalind Master Fund L.P. – 1,064,106 Rosalind Capital Partners L.P. –1,819,207 Steven Salamon– 2,883,313

	(iii)	Sole power to dispose or to direct the disposition of – 0

	(iv)	Shared power to dispose or to direct the disposition of Rosalind Advisors, Inc. – 2,883,313 Rosalind Master Fund L.P. – 1,064,106 Rosalind Capital Partners L.P. – 1,819,207 Steven Salamon – 2,883,313

Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following     ☒.

Instruction. Dissolution of a group requires a response to this item.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Item 7 – 9.  Not Applicable

CUSIP No. 09064M204	13G/A	Page 9 of 9 Pages

Item 10.  Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

4/23/2015
Date

/s/ Steven Salamon
Signature

Steven Salamon/President Rosalind Advisors, Inc.
Name/Title